Filed by Clever Leaves Holdings Inc.

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Companies:

Clever Leaves International Inc.

Schultze Special Purpose Acquisition Corp.

(Commission File No. 001-38760)

CNBC Interview 8/10/20

Kyle Detwiler

Senator Daschle

CNBC [00:00:00] Let's start with legalization federally, which is not going to happen, but would be such a big deal. But I wonder more about states that are desperate for revenues. Are we going to see more states legalize cannabis?

Senator Daschle [00:00:12] I don't think there's any question about it. We've seen a dramatic increase in utilization. I think especially as a result, of covid, as a result of covid, states have declared cannabis dispensaries as essential facilities.

Senator Daschle [00:00:29] And so it's yet another indication of the role that cannabis is playing across the country. So you're going to see increased pressure across the country to find ways with which to utilize cannabis. And I think you're going to see even more legalization.

CNBC [00:00:44] Yeah. And Kyle, over to you now, specifically to your decision to go the spac route and what it's going to allow. Obviously, it allows you to go public in a relatively rapid fashion. But how is it going to change your approach in terms of running the business, if at all?

Kyle Detwiler [00:01:00] I don't think anything changes from the day to day. But being able to access the Nasdaq as a federally legal cannabis company I think is quite amazing. We've made a lot of strides internationally.

[00:01:10] We've partnered with Canopy Growth. We're the first company in Colombia to ever export legal cannabis. But now having that that currency on on an exchange with the prestige of the Nasdaq is immense and that will enable us to speed up our commercialization internationally. And possibly if there is legalization in the United States, we might be able to begin to import our products to the United States.

CNBC [00:01:36] Hey, Kyle, it's dirigibles, I hear when you were on in December, Deb Feyerick just referred to that. You said that you guys were targeting free cash flow positive by mid this year. I'm just wondering, where do those plans stand now? You raise money in April, now going public through the SPAC grow. Where does that stand?

Kyle Detwiler [00:01:56] Yeah, we're a little behind, you know, Covid caused a bit of commercial interruption for those that weren't aware, they actually stopped international air cargo flights from Colombia for for almost three months. So, you know, we're a little bit behind the pace in terms of commercialization. But I think, you know, if we look back to our canopy contractor, you know, we announced a very big supply agreement with with Canopy's Latin American division a couple of months ago. I think you're going to see more more moves like that, more rationality is setting into the industry. You know, Canopy was able to take advantage of an asset like business model by working with us. One of the largest but lowest cost producers in the world. And hopefully, I think that means great things for twenty 20 one where we expect to now be cash flow positive.

CNBC [00:02:37] Kyle, you mentioned more rationality coming into the industry and you're becoming a public company, arguably a couple of years after there was this gold rush feeling out there where there were new public companies. It's excitement over decriminalization and legalization across the country. Are we still waiting for the kind of basics to be set in place for this industry to actually going to make good on those on those ambitions?

CNBC [00:02:57] Because it does seem as if a lot has happened before. It's become, I guess, fully mainstream and available everywhere.

Kyle Detwiler [00:03:04] Yeah, I think I've always taken a very long term approach to this. We never wanted to go public too early. I think a lot of companies, especially the cannabis industry, have missed, you know, regulatory filings or S.E.C. filing deadlines. We wanted to wait and take your time and make sure we did it right. I think holistically, I believe we're in the second inning of a nine inning baseball game. You know, the international markets are still very early. You know, we haven't proven to the world or nobody's seen a US federal legalization. So when our products are showing up in New York City and Los Angeles, produced in Colombia, produced in Portugal. Now, I think we're really going to see what the Clever Leaves engine can do.

Additional Information and Where to Find It

In connection with the proposed business combination between Clever Leaves International Inc. (“Clever Leaves”) and Schultze Special Purpose Acquisition Corp. (“SAMA”) (the “Business Combination”), Clever Leaves Holdings Inc. (“Holdco”) has filed a Registration Statement on Form S-4 (the “Form S-4”) with the SEC which includes a prospectus with respect to Holdco’s securities to be issued in connection with the Business Combination and a proxy statement with respect to SAMA’s stockholder meeting at which SAMA’s stockholders will be asked to vote on the proposed Business Combination. The registration statement has not become effective.  SAMA, Clever Leaves and Holdco urge investors, stockholders and other interested persons to read the Form S-4, including the proxy statement/prospectus, as well as other documents filed with the SEC, because these documents contain important information about the Business Combination. Following the registration statement having been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to stockholders of SAMA as of a record date to be established for voting on the Business Combination. SAMA’s stockholders can also obtain a copy of such documents, without charge, by directing a request to: Schultze Special Purpose Acquisition Corp, 800 Westchester Avenue, Suite 632, Rye Brook, New York 10573; e-mail: sdu@samco.net. These documents can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in Solicitation

SAMA, Clever Leaves, Holdco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of SAMA stockholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of SAMA’s directors and executive officers in SAMA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 10, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to SAMA’s stockholders in connection with the Business Combination is set forth in the proxy statement/prospectus contained in the Form S-4 for the Business Combination. Information concerning the interests of SAMA’s and Clever Leaves’ participants in the solicitation, which may, in some cases, be different than those of SAMA’s and Clever Leaves’ equity holders generally, is set forth in the proxy statement/prospectus contained in the Form S-4 relating to the Business Combination.

Forward Looking Statements

This transcript includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts and may be identified by the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions). Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Factors that may cause such differences include, without limitation, SAMA’s and Clever Leaves’ inability to complete the transactions contemplated by the Business Combination; matters discovered by the parties as they complete their respective due diligence investigation of the other; the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, the amount of cash available following any redemptions by SAMA stockholders; the ability to meet NASDAQ's listing standards following the consummation of the Business Combination; costs related to the Business Combination; expectations with respect to future operating and financial performance and growth, including when Clever Leaves or Holdco will become cash flow positive; the timing of the completion of the Business Combination; Clever Leaves’ ability to execute its business plans and strategy and to receive regulatory approvals; potential litigation involving the parties; global economic conditions; geopolitical events, natural disasters, acts of God and pandemics, including, but not limited to, the economic and operational disruptions and other effects of COVID-19; regulatory requirements and changes thereto; access to additional financing; and other risks and uncertainties indicated from time to time in filings with the SEC. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, the failure to obtain an extension of the business combination deadline if sought by SAMA or the failure to satisfy other closing conditions. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in SAMA’s most recent filings with the SEC and is contained in the Form S-4, including the proxy statement/prospectus. All subsequent written and oral forward-looking statements concerning SAMA, Clever Leaves or Holdco, the transactions described herein or other matters and attributable to SAMA, Clever Leaves, Holdco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of SAMA, Clever Leaves and Holdco expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.